UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 14F-1

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER


                         DAIR VENTURES, INC.
                   -------------------------------
                     (Exact name of registrant as
                 specified in its corporate charter)

                               0-32857
                               -------
                         Commission File No.

               FLORIDA                         65-1103313
               -------                         ----------
       (State of Incorporation)               (IRS Employer
                                           Identification No.)

                    650 West Avenue, Suite #1509
                        Miami Beach, FL 33139
                        ---------------------
               (Address of principal executive offices)

                            (305) 913-7769
                            --------------
                     (Issuer's telephone number)



                          DAIR VENTURES, INC.

                  INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about
June 17, 2002 to the holders of shares of common stock, par value
$0.0001 (the "Common Stock") of Dair Ventures, Inc., a Florida corporation (the "Company").

     On May 9, 2002, Laufer Capital Partners, Inc., a Florida corporation, the majority shareholder of the Company entered into a Stock Purchase Agreement (the "Agreement") with Brightpoint Capital Partners, LLC, a Pennsylvania limited liability company, which would have resulted in a restructuring of the Company's management, Board, and ownership, however BrightPoint Capital Partners. LLC, failed to meet its obligations as outlined in the Agreement and therefore no change of ownership has or will take place pursuant to the Agreement.

In accordance therewith, Mr. Adam J.Laufer will remain as the sole director and officer of the Company.

The Company directs that all shareholders disregard in its entirety, the disclosures made in the SCHEDULE 14F-1 document filed with the Securities and Exchange Commission on May 14, 2002.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.




Dated:  June 17, 2002                    By order of the Board of
                                        Directors


                                        /s/Adam Laufer
                                        ------------------------
                                        Adam J. Laufer
                                        President